

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 14, 2016

Thomas J. Friedmann
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110

Re: Golub Capital Investment Corporation
        Registration Statement on Form 10
        File Number: 000-55696

Dear Mr. Friedmann:

On September 15, 2016, Golub Capital Investment Corporation (the "Fund") filed a registration statement on Form 10 (the "Registration Statement"). The filing was made on a voluntary basis for the purpose of registering units of the Fund's securities under the Securities Exchange Act of 1934. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

Item 1. Business.

Page 5

3. The section explains that the Fund has "sold and will continue to offer shares of [its] common stock in private placement transactions." Please provide an example that illustrates the calculations for purchase of common stock at a subsequent closing, to illustrate the potential dilutive effects of new investors purchasing shares at NAV that is different (higher or lower) than existing investors

Formation Transactions

Page 15

4. Please provide additional details regarding the 2016 securitization and highlight the following matters that pertain to the Fund's securitization transactions (the 2016 securitization in particular and future securitizations, if applicable):

   a.   Disclose in plain English the characteristics of the securitization transaction and explain why the Fund engaged in the transaction.

   b.   Disclose (1) how the securitization was structured and financed; (2) who originated and earned loan origination fees on the loans that were the subject of the securitizations; and (3) what loan underwriting standards were used and who established such standards.

   c.   Disclose whether any incentive fee was earned in respect of the sale or contribution of the loans to securitization vehicles or to the securitization issuer as a result of securitization transactions. Disclose any conflict of interest this presents for the investment adviser. Disclose how the Fund's Board of Directors will monitor this conflict of interest.

   d.   Disclose whether the investment adviser's activities pertaining to securitizations, including when it acts as collateral manager to the securitization issuer, are covered by indemnification provisions. If so, your response letter should also identify the applicable contractual indemnification provisions.

   e.   Disclose the method for selecting the loans that back the securities issued by the securitization issuer, and disclose the selection criteria used. Explain whether the investment adviser or another entity selected the loans.

   f.   Disclose whether the securities issued by the securitization issuer were issued pursuant to an exemption from registration under the Securities Act of 1933.

   g.   Disclose fees and expenses that, on a consolidated basis, the Fund expects to incur for any securitization it plans to sponsor during the twelve months following effectiveness of the Registration Statement.

Private Placement of Our Common Stock

Page 16

5. The disclosure explains that common shares will be issued at the "most recent quarterly net asset value per share as determined by our board of directors minus any distributions since the end of such quarter, provided that the purchase price is subject to adjustment to

the extent required by Section 23 of the 1940 Act." Please confirm and disclose that the Fund will determine NAV within 48 hours prior to issuing common shares.

Investment Advisory Agreement

Page 20

6. Please note that, with respect to the third component of the Fund's incentive fee, the Subordinated Liquidation Incentive Fee, the Staff does not believe that a merger, where assets of the Fund have not been sold, constitutes an event in which gains are realized for purposes of Section 205 of the Advisers Act.

7. It is unclear how the Incentive Fee Cap would operate to limit incentive compensation payable to the investment adviser, especially since the definition of "Cumulative Pre-Incentive Fee Net Income" includes cumulative aggregate unrealized appreciation, which a business development company may not use for the purpose of calculating capital gains incentive fees. Please provide an example of a situation in which the Incentive Fee Cap would limit incentive compensation payable to the investment adviser.

8. The disclosure states that the Fund is required under GAAP "to include the aggregate unrealized capital appreciation on investments when calculating the capital gain incentive fee accrual, as if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement." In your response, please discuss the applicable GAAP requirements that require such accruals.

Item 1A. Risk Factors.

General

9. Please disclose the risk of investors failing to meet capital calls issued by the Fund and discuss the risks to the Fund.

10. If the Fund plans to issue preferred shares, please include additional disclosure of risks to holders of common units in the event of a preferred shares offering.

Accounting Comments

11. The filing is missing the auditor's consent for the financial statements dated 9/30/15. Please ensure the consent is attached in an amended filing.

12. Please confirm in correspondence that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Fund.

13. The Staff noted the Fund holds investments in controlled investments. Confirm that the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied.

14. In all applicable disclosures, please use the term "distributions" rather than "dividends" since the character of the distributions is not known at the time of declaration. Based on the disclosures in the report the Fund has historically had return of capital distributions. This comment applies to all communications to shareholders.

15. Please consider including in the section of the Registration Statement that discusses the committed capital the ratio of contributed capital to total committed capital.

16. Ensure that the Statement of Changes conforms to the presentation requirements of S-X 6-09.

17. The disclosure in footnote (1) on the Consolidated Schedule of Investments (on page F-13) states that the majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime which reset daily, quarterly or semiannually. In future financial statements, please disclose the specific base rates used to calculate the rate, such as monthly, quarterly or semi-annual LIBOR rates. Disclosure should also include any applicable floors on the LIBOR rates. See Regulation S-X 12-12.

18. Consider including the percentage of non-qualifying assets in future filings in the footnote to the SOI where non-qualifying assets are identified.

19. For all unfunded commitments please provide in correspondence the following:

    a. A representation that the Fund reasonably believes the assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments.

    b. A general explanation as to how they believe they can cover their commitments.

    c. The disclosure in Note 9 ("Commitments and Contingencies") indicates that the Fund had a total of $61,259,000 million in outstanding commitments at 6/30/16 under various undrawn revolvers and other credit facilities. Please disclose each unfunded commitment separately by portfolio company. Please refer to the January 2006 AICPA Expert Panel Meeting for a discussion on the disclosures we would expect to see with respect to unfunded commitment, i.e. for each unfunded commitment the Fund should disclose the amount and the extended value of each unfunded commitment as of each reporting period.

20. Please explain in correspondence how the determination was made not to consolidate the Fund's joint venture(s). Please cite the applicable guidance (U.S. GAAP and 1940 Act Regulations) in your response. Please note whether the auditors agree with this assessment. Include in the discussion the responses to the questions below:

    a. Will the leverage of the joint venture be counted as a senior security for purposes of calculating asset coverage ratios?

    b. Please describe how the investment in the joint venture will be treated for incentive fee calculation purposes.

c.   Will the Company monitor the joint venture for compliance with 3-09/4-08g disclosures on a continuous basis?

d.   Please describe how expenses of the joint venture will be presented in the fee table.

21. Please confirm that all related party transactions are described in accordance with ASC 850. Particularly, if administrative fees are paid to the advisor by the affiliated joint venture programs ensure all appropriate disclosures are noted.

22. Please discuss in your correspondence the accounting for organization and offering costs. Include in the discussion if the Fund is a continuously offered fund. Offering costs of open-end investment companies and of closed-end funds with a continuous offering period shall be recognized as a deferred charge. ASC946-20-25-6. Further, we point to the guidance under ASC946-20-35-5: Offering costs recognized as a deferred charge under paragraph 946-20-25-6 shall be amortized to expense over 12 months on a straight-line basis when operations begin.

23. The Investment Advisory Agreement (Exhibit 10.14) states that the Adviser agrees to waive any reimbursement by the Fund for any expenses the Adviser incurs on the Fund's behalf for organization of the Fund and registration and offering of shares of the common stock of the Fund in an aggregate amount in excess of seven hundred thousand dollars ($700,000). Please discuss in the correspondence if the Fund has already accrued the $700,000 for organizational and offering costs? Are these expenses to be borne by the Fund and waived by the Adviser? If so, does the current presentation conform to the advisory agreement?

24. Identify the 7 day yield on the BlackRock MMF held at period end.

25. Under Schedule of Investments, page 13, footnote 10, and on page F-20, footnote 8, the disclose states that the ownership of certain equity investments may occur through a holding company or partnership. Please explain this footnote further in correspondence and include in your discussion whether these equity investments that are held are held by a consolidated holding company. If so, has the holding company been identified in the Financial Statements as a consolidated entity?

26. On the Financial Highlights table, page F-48, please include the disclosure requirements of Instruction 13b to Item 4.1 of Form N-2 in future filings, i.e. (b) notes that the total investment return does not reflect sales load.

27. The expense ratio reported in the Financial Highlights as required by Form N-2 should include all expenses on the statement of operations and should be labeled as "Ratio of Expenses to Average Net Assets" as required by Item 4 of Form N-2. The Fund currently discloses several different expenses ratios that exclude incentive fees. In future filings disclose the required ratio with all expenses, and move any ratios excluding items to the footnotes.

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its Staff. We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser